SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 27, 2003

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27, 2003

SCOR (Registrant)

By: /s/ MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

Press release of August 4, 2003
****************
Commercial Risk Partners : Sales Negotiations and Commutations

As previously announced, SCOR has been negotiating the sale of Commercial Risk Partners (CRP), its Bermuda based alternative risk reinsurance subsidiary, to a potential purchaser pursuant to a letter of intent executed on March 28, 2003. Those negotiations are actively continuing.

At the same time, as previously announced, CRP is negotiating commutations of business with its ceding companies, and CRP has finalized a commutation in July with one of its largest ceding companies.

Press release of August 7, 2003
****************
SCOR Group names Jim Root Director of Investor Relations and Public Affairs

Jim Root has joined SCOR Group as Director of Investor Relations and Public Affairs. His duties will include Corporate Communication for the Group.

Jim Root will report directly to Chairman Denis Kessler.

Jim Root, 41, majored in Politics at Princeton University (USA), then earned a Masters in Finance at the École Supérieure de Commerce de Lyon (France), and qualified as a Chartered Financial Analyst with the Association for Investment Management and Research (USA). He comes to SCOR from Crédit Lyonnais International Asset Management in Tokyo, where he was Chief Investment Officer.

Previously, Jim Root held positions as Financial Analyst, Portfolio Manager, and Senior Vice-President at Templeton Asset Management in Singapore. Prior to that he was:

—	Project Finance Officer at Bouygues S.A., Paris

—	Bank Examiner, US Treasury Department-

—	Credit Analyst in New York, then Financial Engineer at Citicorp in Paris-

—	Credit Analyst at American Express Bank in Bombay

Press release of August 12, 2003
**************
First-half 2003 consolidated premium income

SCOR Group reported EUR 2,069 million in gross written premiums for the first-half of 2003, against EUR 2,510 million for the same period in 2002. The 18% decline in premium income stems mainly from the depreciation of the dollar. Premium income was down 11% at constant exchange rates.

Excluding the Bermuda-based ART subsidiary Commercial Risk Partners (CRP), which ceased writing business in January 2003, Group premium income was down 9% (-2% at constant exchange rates).

Non-Life reinsurance premium income (P&C treaties and Large Corporate Accounts, excluding Credit and Surety business and CRP) fell by 20% relative to the first-half of 2002 (-13% at constant exchange rates).
Life and Accident reinsurance premium income rose 11% over the same period (+19% at constant exchange rates).

These premium income developments are the direct result of SCOR’s rigorous and selective underwriting policies, centered on risk controls, as laid down in the Back on Track Plan launched in November 2002.

				Change at	Change at
	March 2003	June 2003	June 2002	variable	constant
	Quarterly	Half-yearly	Half-yearly	exchange	exchange
EUR Millions	figures	figures	figures	rates	rates

Non-Life Reinsurance
(P&C Reinsurance and Large Corporate Accounts, excluding Credit and Surety and CRP)	731	1,245	1,550	-20%	-13%
Life & Accident Reinsurance	511	782	705	11%	19%
Other(Credit and Surety and CRP)	20	42	255	-84%	-83%
Gross consolidated premium income	1,262	2,069	2,510	-18%	-11%
Gross consolidated premium income (excluding CRP)	1,262	2,069	2,277	-9%	-2%

Press release of August 27, 2003
******************

SCOR Group
First-half of 2003:
Gross written premiums: EUR 2,069 million
Group net income: EUR 42 million

—	Gross written premiums for the first-half of 2003 totaled EUR 2,069 million. This is a decline of 18% compared to the first-half of 2002. At constant exchange rates, this decline would have been 11%, and is in large part due to the cessation of underwriting activity in the Bermudian subsidiary CRP.

—	Technical operating income for the first-half of 2003 came to EUR 63 million.

—	Income before tax and goodwill amortization amounted to EUR 82 million for the first-half of 2003.

—	The Group’s operating cash flow for the first-half of 2003 came to EUR 292 million, a big increase compared to the first-half of 2002 (EUR 58 million).

—	First-half results were affected by the May 2003 tornadoes in the United States, with a net cost after retrocession of EUR 37.6 million, and by a foreign exchange gain of EUR 86 million. In mid-June the Group strengthened its asset and liability currency matching.

The Board of Directors of SCOR, chaired by Denis Kessler, met on August 26, 2003 to approve the financial statements for the first-half of 2003.

1.	Results for the first-half of 2003

Technical operating income for the first-half of 2003 totaled EUR 63 million compared with EUR 13 million in the first-half of 2002.

Income before tax and goodwill amortization was EUR 82 million for the first-half of 2003 compared with EUR 67 million for the first-half of 2002.

Group net income for the first-half of 2003 amounted to EUR 42 million, representing net earnings per share of EUR 0.31.

Operating cash flow totaled EUR 292 million for the first-half of 2003, compared to EUR 58 million for the first-half of 2002. Cash and cash equivalents stood at EUR 1,524 million at June 30, 2003.

Technical reserves amounted to EUR 10,358 million at June 30, 2003, virtually unchanged from their December 31, 2002 level. At constant exchange rates, technical reserves would have increased 11%.

Shareholders’ funds stood at EUR 1,016 million at June 30, 2003. Despite the positive Income of EUR 42 million, currency fluctuations led to a 5% drop when compared to December 31, 2002.

Currency developments also explain the slight decrease in Group long-term capital (revalued net assets, quasi-equity and long-term borrowings) to EUR 2,122 million compared to EUR 2,183 million at December 31, 2002.

2.	Business activity in the first-half of 2003

Gross written premiums declined 18% during the first-half of 2003 as compared to the same period the year before. They reached EUR 2,069 million, as against EUR 2,510 million for the first-half of 2002. At constant exchange rates, this decrease in revenues would have been limited to 11%.

This revenue decrease is explained mainly by Commercial Risk Partners (CRP), the Group’s Bermuda-based alternative risk transfer subsidiary, which ceased writing business in January 2003. Excluding CRP, gross written premiums for the first-half of 2003, at constant exchange rates, would have been down just 2% as compared to the first-half of 2002.

Net earned premiums amounted to EUR 2,083 million for the first-half of 2003, down 3.6% from the net earned premiums of EUR 2,160 million in the first-half of 2002.

Non-life reinsurance (Property&Casualty treaty business and Large Corporate Accounts, excluding Credit&Surety and CRP) reported premium income of EUR 1,245 million for the first-half of 2003, a fall of 20% (13% at constant exchange rates) compared with the first-half of 2002. Technical operating income came in at EUR 58 million for the first-half of 2003, compared with EUR 27 million for the first-half of 2002 and a loss of EUR 275 million for the full year of 2002. Results were affected by the May 2003 tornadoes in the United States, which cost a net total of EUR 37.6 million. The results are also affected by the reprovisioning for the underwriting years prior to 2001 in the United States, which had a negative effect of 6 percentage points on the combined ratio. Overall, the net combined ratio came in at 104.7% for the first-half of 2003, compared to 105.3% for the first-half of 2002 and 115.2% for the full year of 2002. Excluding the U.S. tornadoes and the U.S. reprovisioning, the combined ratio would have been 95.4% for the period.

Life and Accident reinsurance activities are growing. Revenue for the first-half of 2003 rose to EUR 782 million, up 11% (19% at constant exchange rates). Technical operating income reached EUR 41 million for the first-half of 2003, an increase of 70% compared to EUR 24 million for the first-half of 2002.

The Credit & Surety reinsurance business, with revenue of EUR 42 million, was down 27% compared to the first-half of 2002. The technical operating loss amounted to EUR 15 million, compared to a loss of EUR 27 million for the first-half of 2002 and a loss of EUR 111 million for the full year 2002. The combined ratio was 132.4% for the first-half of 2003, compared with 143.1% for the first-half of 2002 and 181.2% for the full year of 2002. The result was impacted by two events in the credit derivatives portfolio totaling EUR 27 million. To be prudent, the Group decided to reconstitute its provisions for this portfolio so as to remain at the same level of EUR 126 million as at December 31, 2002. Excluding credit derivatives, the net combined ratio of the Credit and Surety business was 93.0% for the first-half of 2003, against 128.0% for the first-half of 2002.

CRP reported a technical operating loss of EUR 21 million for the first-half of 2003 compared with a loss of EUR 11 million for the first-half of 2002 and a loss of EUR 172 million for the full year of 2002.

Group operating expenses amounted to EUR 101 million for the first-half of 2003, down 2.1% compared with the same period the previous year. The Group employed 1,238 people at June 30, 2003 compared with 1,286 at December 31, 2002.

Consolidated key figures

	June 30,	June 30,		December 31,
In EUR million	2003	2002	Change	2002

Gross written premiums	2,069	2,510	-18%	5,016
Net earned premiums	2,083	2,160	-4%	4,269
Group net income	42	21	100%	(455)
Net technical reserves	10,358	10,076	3%	10,380
Investments (marked to market)	9,645	8,959	8%	9,717
Group shareholders’ equity	1,016	1,249	-19%	1,070
Group shareholders’ equity, revalued	1,252	1,547	-19%	1,289
In EUR
Earnings per share*	0.31	0.56	n.m.	(3.33)
Earnings per share, fully diluted*	0.31	0.56	n.m.	(3.33)

*	On the basis of 41 million shares for June 30, 2002 and 136 million shares for June 30, 2003 and December 31, 2002

3.	Asset Management, first-half of 2003

Total investment income for the first-half of 2003 amounted to EUR 321 million compared with EUR 241 million in the same period of 2002. Income from ordinary investing activities contributed EUR 161 million (EUR 193 million in the first-half 2002), realized capital gains EUR 78 million (EUR 71 million in the first-half of 2002), allowances for long-term impairment EUR 5 million (EUR 83 million in the first-half of 2002) and foreign exchange gains EUR 86 million (EUR 59 million in the first-half of 2002). In mid-June, the Group strengthened its asset and liability currency matching.

Total unrealized capital gains amounted to EUR 331 million at June 30, 2003, compared with EUR 87 million one year earlier and EUR 303 million at December 31, 2002. These unrealized capital gains represent an 11% increase in the first-half of 2003. At June 30, 2003, the equity portfolio carried unrealized losses of EUR 18 million, the bond portfolio unrealized gains of EUR 236 million, and real estate investments unrealized gains of EUR 113 million.

Investments (marked to market) amounted to EUR 9,645 million at June 30, 2003, down 0.7% compared with December 31, 2002, although up 4% at constant exchange rates. Investments break down as follows: bonds (67.7%), cash and cash equivalents (15.8%), cash deposits (9.0%), real estate (4.7%) and equities (2.8%).

4.	—	Outlook

The SCOR Group is implementing its Back on Track plan launched in November of 2002. The decline in gross written premiums was due both to the strict and selective underwriting policy centered on risk control, as established by the Group under the Back on Track plan, as well as to exchange rate fluctuations.

The Group is focusing on Short-Tail lines rather than Long-Tail lines. Short-Tail lines represented 52% of P&C Reinsurance business for the first-half of 2003, as against 50% for the first-half of 2002. The Group has also rebalanced its geographical mix of business. North American premiums have declined 42% between the first-half of 2002 and the first-half of 2003. The Group has also stopped its alternative risk transfer business by ceasing the underwriting activity of CRP, which is now in the midst of both a commutation program as well as negotiations for its sale. The Group has also increased its Life Reinsurance business.

Gross combined ratios for Non-Life business written in 2002 (86.1%) and 2003 (96.5%) are of good quality, confirming that the Group’s technical recovery is well under way.

The negative loss developments in the United States for the 1998, 1999 and 2000 underwriting years continue to weigh on the results of the Group. In addition, the Group continues to be subject to high retrocession costs.

At the end of the Board meeting, Denis Kessler, Chairman and Chief Executive Officer, made the following comments:

“First-half results show an improvement in the fundamentals of the SCOR Group. They are confirmation that the corporate turnaround measures taken for the SCOR Group are starting to produce results. SCOR is doing everything possible to restore in a lasting way the Group’s profitability and to rapidly reinforce solvency levels.

With this in mind, the Group has introduced prudent underwriting and investment policies. It is refocusing on markets and business lines in which it has acknowledged expertise. The Group’s withdrawal from CRP will reduce volatility and its plans to bring other partners into its newly created Life reinsurance subsidiary will strengthen the Group’s capital base.

The goal of the SCOR Group is to provide customers with risk coverage and management capability together with high value-added services, in the optimal security conditions they expect from it.”

*
*     *

Financial disclosure timetable

3rd quarter 2003 results	November 6, 2003

Certain statements contained in this document may constitute forward-looking statements, and factors of risk and uncertainties may cause actual events and financial results to vary significantly from the information supplied herein. Details of these risk factors are described in the company’s annual report.